Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges Plus Dividends
Blount International, Inc.
Ratio of Earnings to Fixed Charges Plus Dividends

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
EARNINGS (LOSSES):
Earnings (Loss) Before Income Taxes	$83.3	$15.4	$14.8	$(9.3)	$(58.9)
Interest Expense	37.3	60.8	69.1	71.4	95.2
Amortization of Debt Discount	-	0.4	0.7	0.8	0.7
Interest Portion of Fixed Rent (1)	0.5	0.5	0.4	0.5	0.5
Undistributed Earnings of Unconsolidated Subsidiaries	-	-	-	-	-
Earnings, as Adjusted	$121.1	$77.1	$85.0	$63.4	$37.5
FIXED CHARGES:
Interest Expense	$37.3	$60.8	$69.1	$71.4	$95.2
Capitalized Interest
Amortization of Debt Discount	-	0.4	0.7	0.8	0.7
Interest Portion of Fixed Rent (1)	0.5	0.5	0.4	0.5	0.5
Fixed Charges	$37.8	$61.7	$70.2	$72.7	$96.4
Ratio of Earnings to Fixed Charges plus dividends (2)	3.20x	1.25x	1.21x	-	-

There were no dividends paid or accrued during the periods presented above.

(1) The Company has included 20% of rent expense on operating leases. Management believes that 20% represents an appropriate implied interest factor for the Company’s operating leases.

(2) Earnings were insufficient to cover fixed charges for the fiscal years ended December 31, 2002 and 2001. The amounts of the deficiencies were $9.3 million and $58.9 million for the fiscal years ended December 31, 2002 and 2001, respectively.